EXHIBIT 99.3
AGRIUM INC.
2008
AUDITED ANNUAL FINANCIAL
STATEMENTS AND NOTES

2008 Annual Report / Agrium	95

Financial Statements and Notes
Financial Reporting Responsibilities
The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. The Company has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Company. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board, which describe the scope of their examination and express their opinion, are included in this annual report.
The Audit Committee of the Board, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2008 the Company did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2008 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this 2008 Annual Report to Shareholders.

Michael M. Wilson	Bruce G. Waterman

President & Chief Executive Officer	Senior Vice President, Finance & Chief Financial Officer

Calgary, Canada

February 25, 2009

96	Agrium / 2008 Annual Report
Reports of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Agrium Inc.
We have audited the consolidated balance sheets of Agrium Inc. (the “Company”) as of December 31, 2008 and 2007 and the consolidated statements of operations and retained earnings, comprehensive income and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Chartered Accountants
Calgary, Canada
February 25, 2009

2008 Annual Report / Agrium	97
To the Shareholders and Board of Directors of Agrium Inc.
We have audited Agrium Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 25, 2009 expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants
Calgary, Canada
February 25, 2009

98	Agrium / 2008 Annual Report

Consolidated statements of operations

	2008	2007	2006
Years ended December 31
(millions of U.S. dollars, except per share amounts)

Sales	10,268	5,491	4,373
Direct freight	237	221	180

Net sales	10,031	5,270	4,193
Cost of product	6,592	3,672	3,237
Inventory and purchase commitment write-down	216	—	—

Gross profit	3,223	1,598	956
Expenses
Selling	815	471	390
General and administrative	192	125	96
Depreciation and amortization	110	173	169
Potash profit and capital tax	162	28	8
Asset impairment (note 4)	87	—	136
Other (income) expenses (note 5)	(129)	89	85

Earnings before interest, income taxes and non-controlling interests	1,986	712	72
Interest on long-term debt	82	52	47
Other interest	23	18	16

Earnings before income taxes and non-controlling interests	1,881	642	9
Income taxes (note 6)	589	204	(24)
Non-controlling interests	(30)	(3)	—

Net earnings	1,322	441	33

Earnings per share (note 7)

Basic	8.39	3.28	0.25
Diluted	8.34	3.25	0.25

See accompanying notes.

2008 Annual Report / Agrium	99

Consolidated statements of cash flows

	2008	2007	2006
Years ended December 31
(millions of U.S. dollars)

Operating
Net earnings	1,322	441	33
Items not affecting cash
Inventory and purchase commitment write-down	216	—	—
Depreciation and amortization	218	173	169
Asset impairment	87	—	136
Stock-based compensation	(25)	113	30
Unrealized loss on derivative contracts	77	6	6
Unrealized foreign exchange (gain) loss	(6)	(50)	6
Future income taxes	363	119	(102)
Non-controlling interests	(30)	(3)	—
Other	(81)	47	(70)
Net changes in non-cash working capital (note 8)	(1,097)	(352)	(53)

Cash provided by operating activities	1,044	494	155

Investing
Acquisitions, net of cash acquired	(2,740)	—	(651)
Capital expenditures	(506)	(454)	(209)
Proceeds from disposal of property, plant, equipment and investments	27	17	93
Investment in equity investee	—	(63)	—
Other	(156)	(61)	28

Cash used in investing activities	(3,375)	(561)	(739)

Financing
Bank indebtedness	261	(61)	212
Long-term debt issued	1,620	132	296
Transaction costs on long-term debt	(12)	(13)	—
Repayment of long-term debt	(795)	—	(137)
Contributions from non-controlling interests	171	86	3
Share dividends paid	(18)	(15)	(14)
Shares issued, net of issuance costs	4	1,337	33
Shares repurchased	(35)	—	—
Other	—	1	—

Cash provided by financing activities	1,196	1,467	393

(Decrease) increase in cash and cash equivalents	(1,135)	1,400	(191)
Cash and cash equivalents — beginning of year	1,509	109	300

Cash and cash equivalents – end of year	374	1,509	109

See accompanying notes.

100	Agrium / 2008 Annual Report

Consolidated balance sheets

	2008	2007
As at December 31
(millions of U.S. dollars, except share data)

ASSETS
Current assets
Cash and cash equivalents (note 8)	374	1,509
Accounts receivable (note 9)	1,223	821
Inventories (note 10)	3,047	961
Prepaid expenses and deposits	475	297

	5,119	3,588
Property, plant and equipment (note 11)	2,036	1,772
Intangibles (note 12)	653	73
Goodwill (note 13)	1,783	178
Investment in equity investee (note 14)	71	78
Other assets (note 15)	156	143

	9,818	5,832

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness (note 16)	610	166
Accounts payable and accrued liabilities (note 17)	2,200	1,100
Current portion of long-term debt	1	1

	2,811	1,267
Long-term debt (note 16)	1,621	783
Other liabilities (note 18)	328	358
Future income tax liabilities (note 6)	706	237
Non-controlling interests	242	99

	5,708	2,744

Commitments, guarantees and contingencies (notes 23, 24 and 25)
Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued and outstanding: 2008 – 157 million (2007 – 158 million)	1,961	1,972
Contributed surplus	8	8

	1,969	1,980

Retained earnings	2,313	1,024
Accumulated other comprehensive income (note 19)	(172)	84

	2,141	1,108

	4,110	3,088

	9,818	5,832

See accompanying notes.

Approved on behalf of the Board:

Michael M. Wilson	Victor J. Zaleschuk

Director	Director

2008 Annual Report / Agrium	101

Consolidated statements of comprehensive income and shareholders’ equity

					Accumulated
					other	Total
(millions of U.S. dollars,	Millions of	Share	Contributed	Retained	comprehensive	shareholders'
except share data)	common shares	capital	surplus	earnings	income (note 19)	equity

December 31, 2005	131	583	3	584	10	1,180

Net earnings				33		33
Foreign currency translation					(1)	(1)

Comprehensive income						32

Dividends				(15)		(15)
Stock compensation exercise and grants	2	34	2			36

December 31, 2006	133	617	5	602	9	1,233

Net earnings				441		441
Cash flow hedges(a)				(3)	20	17
Foreign currency translation					55	55

Comprehensive income						513

Dividends				(16)		(16)
Shares issued	24	1,338				1,338
Stock compensation exercise and grants	1	17	3			20

December 31, 2007	158	1,972	8	1,024	84	3,088

Transition adjustment(b)				4		4

	158	1,972	8	1,028	84	3,092

Net earnings				1,322		1,322
Cash flow hedges(c)					(14)	(14)
Foreign currency translation					(242)	(242)

Comprehensive income						1,066

Dividends				(17)		(17)
Shares repurchased (note 27)	(1)	(15)		(20)		(35)
Stock compensation exercise and grants		4				4

December 31, 2008	157	1,961	8	2,313	(172)	4,110

(a)	Net of tax and non-controlling interests of $5-million and $7-million.

(b)	Adjustment at January 1, 2008 for adoption of accounting standards for inventory. Net of tax of $1-million.

(c)	Net of tax and non-controlling interest of $2-million and $7-million.
See accompanying notes.

102	Agrium / 2008 Annual Report

Notes to the Consolidated Financial Statements
(amounts in millions of U.S. dollars unless otherwise stated)
1. Description Of Business
Agrium Inc. (with its subsidiaries, collectively, the “Company” or “Agrium”) is a leading global producer and marketer of agricultural products. Agrium operates three strategic business units:
•	Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•	Retail operates in North and South America and sells crop nutrients, crop protection products, seed and services directly to growers.

•	Advanced Technologies produces and markets controlled-release nutrients, micronutrients and plant protection products for sale to the agriculture, professional turf and ornamental markets primarily in North America.
2. Significant Accounting Policies
Principles of consolidation and preparation of financial statements
The consolidated financial statements of Agrium are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Amounts are stated in U.S. dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation.
The consolidated financial statements of the Company include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of joint ventures. Investments in companies where the Company has the ability to exercise significant influence but not control are accounted for using the equity method. All intercompany transactions and balances have been eliminated.
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items such as collectibility of receivables, rebates, net realizable value of inventory, estimated useful lives and impairment of long-lived assets, goodwill impairment testing, allocation of acquisition purchase prices, asset retirement obligations, environmental remediation, employee future benefits, stock-based compensation, income taxes, fair value of financial assets and liabilities and amounts and likelihood of contingencies. Actual results could differ from those estimates.
Cash and cash equivalents
Cash equivalents are carried at fair value, and consist primarily of short-term investments with an original maturity of three months or less.
Accounts receivable and allowance for doubtful accounts
The Company evaluates collectibility of specific customer receivables depending on the nature of the sale. Collectibility of receivables is reviewed and the allowance for doubtful accounts is adjusted quarterly. Account balances are charged to net earnings when the Company determines that it is probable that the receivable will not be collected. Interest accrues on all trade receivables from the due date, which may vary with certain geographic or seasonal programs.
Inventories
Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation on assets employed directly in production, and freight to transport the product to the storage facilities. Crop nutrients include the Company’s produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance and other supplies. Inventories are valued at the lower of cost determined on a weighted-average basis and net realizable value.
Retail inventories, consisting primarily of crop nutrients, crop protection products and seed, include the cost of delivery to move the product to storage facilities. Inventories are recorded at the lower of purchased cost on a weighted moving average cost basis and net realizable value.
Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, include both direct and indirect production costs and depreciation on assets employed directly in production. Inventories are recorded at the lower of cost determined on a first-in, first-out basis and net realizable value.

2008 Annual Report / Agrium	103

Property, plant and equipment
Property, plant and equipment are recorded at cost and include the cost of replacements, betterments, and interest capitalized during construction. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets.
Intangibles
Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangibles with indefinite lives are not amortized; instead they are tested for impairment in the third quarter of each year, or if events have occurred that indicate possible impairment.
Impairment of long-lived assets
Management reviews long-lived assets when events or changes in circumstances indicate impairment in the carrying value or estimated useful life of the asset. If impairment has occurred, the excess of the carrying value over fair value is expensed. When there is a change in the estimated useful life of a long-lived asset, depreciation or amortization is adjusted prospectively.
Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the business combination. Goodwill is not amortized. Goodwill is assessed for impairment on an annual basis or more often if events or circumstances warrant. In testing for impairment of goodwill, if the carrying value of a reporting unit to which goodwill has been assigned exceeds its fair value, any excess of the carrying value of the reporting unit’s goodwill over its fair value is expensed as an impairment loss. Fair value of the reporting units is determined by relying primarily on the discounted cash flow method. This method uses projections of cash flows from each of the reporting units. The assumptions underlying our projected cash flows are derived from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Allocating goodwill between reporting units requires judgment and is based upon the determination of our reporting units which also requires management’s judgment.
Deferred costs
Deferred costs relate to stripping costs and planned major maintenance (“turnarounds”). Stripping costs that result in a betterment to a mineral property are deferred and charged to cost of product in the period the related benefit is realized. Turnaround costs of production facilities are deferred and charged to cost of product on a straight-line basis over the period until the next turnaround, generally one to four years.
Employee future benefits
The Company maintains contributory and non-contributory defined benefit and defined contribution pension plans in Canada and the United States. The majority of employees are members of defined contribution pension plans. The Company also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. Pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs, interest cost of projected benefits, return on plan assets and amortization of actuarial gains or losses. The Company also has non-contributory defined benefit and defined contribution plans which provide supplementary pension benefits for senior management.
Employee future benefits are funded by the Company and obligations are determined using the projected benefit method of actuarial valuation prorated over the expected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, the effects of changes in plan assumptions, and the excess of the net accumulated actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Company to defined contribution employee future benefit plans are expensed as incurred.
Environmental remediation
Environmental costs that relate to current operations are either expensed or capitalized. Expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.

104	Agrium / 2008 Annual Report

Asset retirement obligations
The Company recognizes asset retirement obligations when they become a legal obligation, using a reasonable estimate of fair value. Fair value is determined using cash flows discounted at the Company’s credit-adjusted risk-free interest rate. Obligations are adjusted to present value in subsequent periods through other expenses. Associated asset retirement costs are capitalized as part of the carrying amount of property, plant and equipment and depreciated over the asset’s estimated useful life.
Income taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
Revenue recognition
Revenue is recognized based on individual contractual terms as title and risk of loss to the product transfers to the customer and all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, selling price is fixed or determinable and collection is reasonably assured. Revenue is net of freight incurred to move the product to the customer’s location.
All taxes collected from customers that are remitted to governmental authorities are excluded from revenues.
Rebates
The Company enters into agreements with suppliers providing for vendor rebates typically based on the achievement of specified purchase volumes or sales levels. The Company accounts for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates that are probable and can be reasonably estimated are accrued based on total estimated crop year performance. Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.
Rebates based on the amount of materials purchased reduce cost of product as inventory is sold. Rebates that are based on sales volume are offset to cost of product when the Company determines that they have been earned based on sales volume of related products.
Stock-based compensation
The Company has stock-based compensation plans. The Company accounts for plans that settle through the issuance of equity using a fair value-based method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense on a straight-line basis over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds together with the amount recorded in contributed surplus are recorded as share capital.
Stock-based plans that are likely to settle in cash are accounted for as liabilities based on the intrinsic value, calculated as the difference between the market value of the underlying stock and the exercise price of the award. Compensation expense is accrued, on a straight-line basis, over the vesting period of the award. Fluctuations in the market value of the underlying stock subsequent to the date of grant, determined based on the closing price of the stock on the last day of each reporting period, and changes in other vesting assumptions will result in a change to the related liability and accrued compensation expense, which is recognized in the period in which the fluctuation occurs.
If an employee is eligible to retire during the vesting period, the Company recognizes compensation expense over the period from the date of grant to the retirement eligibility date on a straight-line basis. If an employee is eligible to retire on the date of grant, compensation expense is recognized on the grant date.
Foreign currency translation
The Company’s Canadian and European operations are considered self-sustaining and are translated from Canadian dollars and Euros into U.S. dollars using the current rate method. Foreign currency transactions in the Company’s operations with U.S. dollar functional currency are translated into U.S. dollars using the temporal method.

2008 Annual Report / Agrium	105

Hedge accounting
Hedge accounting may be used when, at inception of the hedge and on an ongoing basis: 1) a derivative financial instrument (“derivative”) is designated and documented as a hedge and 2) the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value and cash flows attributable to the hedged risk during the period that the hedge is designated.
Changes in fair value of a derivative designated as a cash flow hedge for accounting purposes are reported in other comprehensive income (“OCI”)and reclassified to net earnings when the related hedged transaction is recognized and in the same financial statement category as the corresponding hedged transaction. Derivatives that have not been designated or do not qualify as part of a hedging relationship are accounted for as assets or liabilities held for trading at fair value, with unrealized gains or losses recognized in net earnings in the same period.
If effectiveness ceases or a hedge is de-designated, the Company discontinues hedge accounting, and any subsequent change in the fair value of the derivative is reported in other (income) expenses in the period the change occurs. If a hedged anticipated transaction is no longer probable to occur, related amounts previously recorded in accumulated other comprehensive income are reclassified to other (income) expenses.
Financial instruments
All financial assets and liabilities are initially recognized at fair value and subsequently measured by the Company as follows:

Financial instrument	As classified by Agrium	Subsequent measurement of gains or losses at each period-end classification

Assets or liabilities held for trading	Cash and cash equivalents and derivatives that are not cash flow hedges	Fair value; unrealized gains or losses recognized in net earnings

Available for sale financial assets and liabilities	Other assets — long-term investments; derivatives that are cash flow hedges	Fair value; unrealized gains and losses recognized in OCI; recognized in net earnings in the same period that the hedged item impacts net earnings, on sale of the asset or when asset is written down as impaired

Held to maturity investments	None

Loans and receivables	Accounts receivable	Amortized cost using the effective interest rate method; recognized in net earnings, if asset/liability is derecognized or asset is impaired

Other financial liabilities	Bank indebtedness, accounts payable, long-term debt

Certain financial instruments are exempt from derivative accounting treatment as normal purchases and sales arrangements. The Company’s investments consist mainly of equity investments that are excluded from the standards. Equity instruments that do not have a quoted market price in an active market are measured at cost even if the instruments are classified as financial assets available for sale. Transaction costs of financial instruments are recorded as a reduction of the cost of the instruments.
Significant accounting standard and policy changes

Description	Date and method	Impact
of adoption

Financial Instruments — Disclosures requires enhanced disclosures of the significance of financial instruments on financial position and performance, and the nature and extent of financial instrument risk exposure and risk management strategy.
	January 1, 2008; prospective	Additional disclosure provided

Financial Instruments — various amendments were made to existing standards to permit reclassification of financial assets in specified circumstances	Effective for reclassifications made on or after July 1, 2008	No material impact on earnings or financial position

Capital Disclosures requires disclosure of objectives, policies and processes for managing capital and quantitative data about capital.	January 1, 2008; prospective	Additional disclosure provided

Inventories provides enhanced guidance for the measurement, costing, and disclosures of inventories. Specifically, the standard requires measurement of inventories at the lower of cost and net realizable value, requires write-ups of subsequent increases in net realizable value of previously impaired inventories, and prohibits the use of the last in, first out costing method. On adoption, and in accordance with the transitional provisions of the standard, the Company reclassified depreciation related to assets employed directly in production to inventory.
	January 1, 2008; prospective	No material impact on earnings or financial position on adoption

Pension and Postretirement Benefits — Measurement Date — The Company voluntarily changed the measurement date of its defined benefit pension and postretirement benefit plans from September 30 to December 31.
	January 1, 2008; retrospective	No material impact on earnings or financial position

106	Agrium / 2008 Annual Report

Recent accounting pronouncements not yet adopted

Description	Date and method	Impact
of adoption

Goodwill and Intangible Assets establishes guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including guidance on pre-production and start-up costs, requiring that these costs be expensed as incurred. The current goodwill standards are carried forward unchanged.
	January 1, 2009; prospective	No material impact on earnings or financial position

International Financial Reporting Standards (IFRS) — the Canadian Institute of Chartered Accountants Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with IFRS as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures.
	January 1, 2011 or earlier; in accordance with IFRS 1	Currently being reviewed

Business Combinations, Consolidated Financial Statements and Non-controlling Interests amend previously existing standards on accounting for and reporting business acquisitions and non-controlling interests. The new standards change the recognition of assets and liabilities in purchase price allocations and require expensing of certain acquisition-related costs.
	January 1, 2011 or earlier; in accordance with IFRS 1	Impact depends on nature of acquisitions

3. Business Acquisitions
UAP Holding Corp.
On May 5, 2008, the Company acquired 100 percent of the outstanding shares of UAP Holding Corp. (“UAP”), a distributor of a full range of crop protection products, nutrients, seed and services to growers across North America. Results of operations of UAP from the date of acquisition have been included in the Company’s consolidated financial statements and are reflected in the Retail business unit.
Goodwill resulting from the acquisition is attributed to the strategic and financial benefits expected to be realized, including the increased post-acquisition scale of operations, purchasing and distribution capability, and the assembled workforce.

Fair values of assets acquired and liabilities assumed

Current assets	2,281
Property, plant and equipment	158
Customer relationship intangibles(a)	500
Other finite-lived intangibles(a)	106
Indefinite-lived intangibles	8
Goodwill(b)	1,605
Bank indebtedness	(246)
Current liabilities	(1,603)
Long-term debt	(396)
Other liabilities	(68)
Future income tax liabilities	(187)

2,158

Amounts repaid on closing
Bank indebtedness	246
Long-term debt	396
Other liabilities	28

670
Cash	(87)

2,741

Consideration and acquisition costs

Cash	190
Bank indebtedness	199
Long-term debt	1,015
Cash proceeds from share offering in December 2007	1,322
Transaction costs	15

2,741

(a)	Customer relationship intangibles are amortized over 15 years and other finite-lived intangibles are amortized over five to 10 years. Amortization expense from the date of acquisition for customer relationships and other finite-lived intangibles is $22-million and $8-million.
(b)	Goodwill of $1,582-million is not deductible for income tax purposes.

2008 Annual Report / Agrium	107
This preliminary allocation of fair value may change when the Company completes its evaluation of fair value information. The Company does not anticipate material changes to this preliminary allocation.
Common Market Fertilizers S.A.
On July 8, 2008, the Company acquired a 70 percent interest in Common Market Fertilizers S.A. (“CMF”) for total consideration of $42-million. CMF is a Western European fertilizer distribution company. Results of operations of CMF from the date of acquisition have been included in the Company’s consolidated financial statements and are reflected in the Wholesale business unit.
4. Egypt Nitrogen Project
The Company had been developing a urea facility through its EAgrium subsidiary. EAgrium construction was halted by the Egyptian government due to local opposition in April 2008. In August 2008, the Company negotiated an alternative agreement with the government resulting in Agrium acquiring a 26 percent equity position in an existing Egyptian nitrogen production facility owned by MISR Oil Processing Company, S.A.E. (“MOPCO”) of Egypt. The MOPCO facility started commercial production in the summer of 2008. Agrium acquired its 26 percent interest through an agreement exchanging its shares and all related contractual obligations of EAgrium for shares in MOPCO. At December 31, 2008, on adjusting the carrying value of its Egypt operations to fair value, Agrium recorded an impairment charge of $87-million ($45-million net of non-controlling interests) to its Egypt operations based on the MOPCO interest received. Following completion of the agreement on January 26, 2009, Agrium no longer controls its Egypt operations and accounts for its investment in MOPCO using the equity method.
Forward contracts and interest rate swap contracts related to EAgrium construction and financing no longer qualified for hedge accounting following the decision by the Egyptian government to halt construction in the second quarter of 2008. All forward foreign exchange contracts and interest rate swap contracts were unwound during the third quarter of 2008. As a result, realized net hedging gains of $69-million are recognized in net earnings of which $28-million has been reflected in non-controlling interests.
5. Other (Income) Expenses

	2008	2007	2006

Stock-based compensation	(25)	113	30
Loss on derivative contracts	—	20	35
Environmental remediation and accretion of asset retirement obligations	15	5	12
Interest income	(57)	(30)	(16)
Foreign exchange (gain) loss	(119)	(41)	3
Bad debt expense	23	7	4
Other taxes	22	15	11
Gain on disposal of property, plant, equipment and investments	(8)	(4)	(14)
Other	20	4	20

	(129)	89	85

108	Agrium / 2008 Annual Report
6. Income Taxes

Major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates	2008	2007	2006

Earnings (loss) before income taxes and non-controlling interests
Canadian	1,180	239	(168)
Foreign	701	403	177

	1,881	642	9
Statutory rate (%)	30	33	35

Income taxes at statutory rates	571	212	3
Foreign exchange (losses) gains relating to Canadian operations	(36)	16	—
Differences in foreign tax rates	16	(17)	(15)
Canadian tax rate adjustment	—	(9)	(18)
Change in valuation allowance	26	—	—
Other	12	2	6

Income taxes	589	204	(24)

Current
Canadian	42	(5)	79
Foreign	184	90	(1)

	226	85	78

Future
Canadian	291	83	(148)
Foreign	72	36	46

	363	119	(102)

	589	204	(24)

Significant components of future income tax liabilities and assets	2008	2007

Future income tax liabilities
Depreciation and amortization	371	160
Deferred income	363	141
Other	87	77

Total future income tax liabilities	821	378

Future income tax assets
Loss carry-forwards expiring through 2028	12	7
Asset retirement obligations and environmental remediation	72	60
Employee future benefits and incentives	42	67
Other	21	13

Future income tax assets before valuation allowance	147	147
Valuation allowance	(32)	(6)

Total future income tax assets, net of valuation allowance	115	141

Net future income tax liabilities	706	237

2008 Annual Report / Agrium	109
7. Earnings Per Share

	2008	2007	2006

Numerator
Net earnings	1,322	441	33

Denominator
Weighted-average number of shares outstanding for basic earnings per share	158	135	132
Dilutive instruments(a)
Stock options(b)	1	1	1

Weighted-average number of shares outstanding for diluted earnings per share	159	136	133

Basic earnings per share	8.39	3.28	0.25
Diluted earnings per share	8.34	3.25	0.25

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.
(b)	Using the treasury stock method, stock options with an average grant price less than or equal to the average share price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2008, there were one million dilutive stock options (December 31, 2007 — one million, December 31, 2006 — two million).
8. Additional Cash Flow Information

	2008	2007

Cash	319	53
Short-term investments	55	1,456

	374	1,509

Net changes in non-cash working capital	2008	2007	2006

Accounts receivable	434	(65)	(50)
Inventories	(911)	(184)	180
Prepaid expenses and deposits	(114)	(146)	(32)
Accounts payable and accrued liabilities	(458)	137	(94)
Income and other taxes receivable/payable	(48)	(43)	(29)
Other	—	(51)	(28)

	(1,097)	(352)	(53)

Supplemental cash flow disclosure

Interest paid	92	69	61
Income taxes paid	293	123	97
Dividends per share	0.11	0.11	0.11

9. Accounts Receivable

	2008	2007

Trade accounts	963	723
Allowance for doubtful accounts	(36)	(19)
Rebates and other non-trade accounts	124	43
Derivative contracts	5	40
Income and other taxes	167	34

	1,223	821

110	Agrium / 2008 Annual Report
10. Inventories

	2008				2007
	Advanced						Advanced
	Retail	Wholesale	Technologies	Total	Retail	Wholesale	Technologies	Total

Raw materials	27	172	17	216	—	148	12	160
Finished goods	52	329	41	422	—	114	33	147
Product for resale	1,976	433	—	2,409	544	110	—	654

	2,055	934	58	3,047	544	372	45	961

As of December 31, 2008, depreciation of $12-million is recorded in inventory. For the year ended December 31, 2008, depreciation of $108-million is recorded in cost of product.
11. Property, Plant And Equipment

				2008			2007
	Estimated
	useful life		Accumulated	Net book		Accumulated	Net book
	(years)	Cost	depreciation	value	Cost	depreciation	value

Land	—	73	—	73	64	—	64
Building and improvements	3-25	568	267	301	478	243	235
Machinery and equipment	3-25	2,414	1,469	945	2,588	1,578	1,010
Assets under construction	—	691	—	691	417	—	417
Other	3-25	66	40	26	98	52	46

		3,812	1,776	2,036	3,645	1,873	1,772

12. Intangibles

				2008			2007
	Estimated
	useful life		Accumulated	Net book	Cost	Accumulated	Net book
	(years)(c)	Cost	amortization	value		amortization	value

Trade names(a)	—	30	—	30	25	—	25
Customer relationships(b)	5-15	532	35	497	32	6	26
Technology(b)	7-10	23	6	17	23	4	19
Other(b)	3-20	124	15	109	5	2	3

		709	56	653	85	12	73

(a)	Trade names have indefinite lives for accounting purposes and accordingly are not amortized. The Company completed its annual test for impairment of indefinite-lived intangibles in the third quarter of 2008 and determined that there was no impairment.
(b)	Amortization expense of finite-lived intangibles for 2008 was $42-million (2007 — $10-million) and over the next five years is estimated to be approximately $53-million annually.
(c)	At December 31, 2008 the weighted-average amortization period for finite-lived intangibles is 13 years.
13. Goodwill

				2008				2007
			Advanced				Advanced
	Retail	Wholesale	Technologies	Total	Retail	Wholesale	Technologies	Total

Balance, beginning of year	127	—	51	178	129	—	45	174
Acquired during the year	1,605	4	—	1,609	—	—	—	—
Purchase price allocation adjustments	—	—	—	—	(2)	—	4	2
Foreign exchange translation	—	—	(4)	(4)	—		2	2

Balance, end of year(a)	1,732	4	47	1,783	127	—	51	178

(a)	The Company completed its annual test for impairment of goodwill during the third quarter of 2008 and determined that there was no impairment. Due to changes in market conditions, the Company completed an additional test for impairment of goodwill during the fourth quarter of 2008 and determined that there was no impairment.

2008 Annual Report / Agrium	111
14. Investment In Equity Investee
The Company owns a 19.6 percent interest in Hanfeng Evergreen Inc., a corporation listed on the Toronto Stock Exchange. The investment is carried in the Advanced Technologies business unit. The Company’s share of earnings for 2008 was $4-million (2007 – nil).
The Company’s share of cumulative undistributed earnings of the equity investee of $4-million (2007 – nil) is included in retained earnings.
15. Other Assets

	2008	2007

Investments	27	34
Receivables	27	23
Derivative contracts	16	28
Deferred costs(a)	61	30
Other	25	28

	156	143

(a)	Amortization expense of $42-million was included in cost of product in 2008 (2007 – $26-million).
16. Debt

				2008	2007
	Rate (%)(a)	Total	Unutilized	Utilized	Utilized

Bank indebtedness
Revolving credit facilities expiring 2012(b)(c)	1.93	775	475	300	82
Accounts receivable securitization(d)	1.71	200	—	n/a	n/a

Total domestic short-term credit facilities		975	475	300	82
CMF credit facilities expiring in 2009(e)	4.65	264	144	120	—
South American credit facilities expiring 2009 to 2012(f)	5.24	226	156	70	84
EAgrium bridge loan(g)	4.74	120	—	120	—

		1,585	775	610	166

Long-term debt	2008	2007

Recourse
Unsecured
Floating rate bank loans due May 5, 2013(h)	460	—
6.75% debentures due January 15, 2019(i)(j)	500	—
7.125% debentures due May 23, 2036(j)	300	300
7.7% debentures due February 1, 2017(j)	100	100
7.8% debentures due February 1, 2027(j)	125	125
8.25% debentures due February 15, 2011(j)	125	125
Secured
Other(k)	24	22

	1,634	672
Transaction costs(l)	(12)	(7)
Current portion of long-term debt	(1)	(1)

	1,621	664

Non-recourse
EAgrium secured credit facilities	—	132
Transaction costs	—	(13)

	—	119

	1,621	783

Accounts receivable securitization

Proceeds from sales of receivables(d)	200	184
Receivables being serviced at end of year(d)	200	nil

112	Agrium / 2008 Annual Report

(a)	Weighted average rates at December 31, 2008.
(b)	On May 5, 2008, the Company increased its syndicated revolving credit facility to $775-million. Interest rates are at Canadian or U.S. prime plus a variable margin, U.S. base rate established by a bank plus a variable margin, LIBOR plus a variable margin or bankers’ acceptance rate plus a variable margin.
(c)	The Company has issued letters of credit under its revolving credit facilities. Outstanding letters of credit at December 31, 2008 of $66-million reduce credit available under the facilities to $409-million.
(d)	The Company has a revolving purchase and sale agreement to sell, with limited recourse, accounts receivable to a maximum of $200-million (2007 – $200-million). The receivables are sold to an unrelated financial institution. The Company provides a security interest to the financial institution in the form of accounts receivable in excess of the net cash proceeds received. The agreement expires in December 2012.
(e)	The Company has access to additional credit facilities as a result of the acquisition of 70 percent of CMF on July 8, 2008. Of the total, $207-million is secured. Inventory, accounts receivable and other items with a total carrying value of $125-million are pledged as security for the utilized balance. The facilities bear interest at various base rates plus a fixed or variable margin. Includes Euro debt of $62-million.
(f)	For the facilities utilized, $8-million (2007 – $37-million) is denominated in Argentine peso. Of the total, $130-million is uncommitted of which $54-million has been utilized.
(g)	On August 25, 2008, EAgrium entered into a loan agreement for $120-million that bears interest at LIBOR plus a fixed margin. Agrium has pledged its interest in EAgrium as security for the loan. The loan is guaranteed by MOPCO and by a MOPCO shareholder. Effective January 26, 2009, MOPCO assumed this debt.
(h)	Pursuant to the UAP acquisition the Company borrowed $1,015-million at LIBOR plus 0.55%. On September 11, 2008, the Company repaid $497-million of the loans from proceeds of a public debenture offering and in October 2008 repaid $58-million. The remaining balance of $460-million is repayable on May 5, 2013.
(i)	On September 8, 2008, the Company issued $500-million of 6.75% debentures for proceeds of $495-million net of related expenses.
(j)	Debentures have various provisions that allow the Company to redeem debt prior to maturity, at the Company’s option, at specified prices.
(k)	Includes a capital lease of $14-million with an annual payment of $2-million with the final installment due 2019, relating to land and building with a carrying value of $10-million.
(l)	The Company began prospectively offsetting transaction costs against the associated debt in accordance with changes in accounting standards that became effective January 1, 2007.
(m)	The Company also maintains a $24-million irrevocable standby letter of credit facility in favor of a subsidiary. At December 31, 2008, $22-million was outstanding, which does not reduce availability under the Company’s other credit facilities.
(n)	The revolving credit facilities require the Company maintain specific covenants described in our Capital Management note.
17. Accounts Payable And Accrued Liabilities

	2008	2007

Trade	828	357
Customer prepayments	480	235
Non-trade	35	10
Accrued liabilities	654	464
Income and other taxes	86	—
Accrued interest	26	11
Dividends	9	9
Derivative contracts	82	14

	2,200	1,100

18. Other Liabilities

	2008	2007

Environmental remediation	135	117
Asset retirement obligations	86	84
Stock-based compensation	15	56
Employee future benefits
Pensions	6	6
Post-retirement benefits	59	57
Derivative contracts	11	29
Other	16	9

	328	358

19. Accumulated Other Comprehensive Income

	2008	2007

Cash flow hedges, net of tax	6	20
Foreign currency translation	(178)	64

	(172)	84

2008 Annual Report / Agrium	113
20. Employee Future Benefits

Obligations and assets		Defined benefit pension plans			Post-retirement benefit plans
	2008	2007	2006	2008	2007	2006

Change in accrued benefit obligations
Balance, beginning of year	192	184	177	89	82	44
Obligations associated with acquisitions(a)	4	—	4	—	—	—
Foreign exchange on Canadian obligations	(26)	18	—	(16)	10	—
Interest cost	12	12	10	5	6	3
Service cost	4	8	7	3	5	3
Actuarial (gain) loss	(8)	(8)	(11)	(16)	(11)	32
Amendments	2	—	4	(3)	—	—
Transfer from other plans	—	—	1	—	(1)	1
Curtailment gain(b)	—	(13)	—	—	—	—
Benefits paid	(10)	(9)	(8)	(2)	(2)	(1)

Balance, end of year	170	192	184	60	89	82

Change in plan assets
Fair value, beginning of year	166	140	126	—	—	—
Assets from acquisitions(a)	4	—	3	—	—	—
Foreign exchange on Canadian assets	(16)	13	—	—	—	—
Amendments	(7)	—	—	—	—	—
Actual return on plan assets	(27)	13	10	—	—	—
Employer contributions	3	9	9	1	2	—
Benefits paid	(10)	(9)	(8)	(1)	(2)	—

Fair value, end of year	113	166	140	—	—	—

Unfunded status	57	26	44	60	89	82
Unrecognized net loss	(52)	(19)	(31)	(9)	(42)	(48)
Unrecognized prior service cost	(3)	(5)	(5)	8	10	9

Accrued employee future benefit liability	2	2	8	59	57	43

Amounts recognized in the consolidated balance sheets consist of:
Other assets: Prepaid employee future benefits	(4)	(4)	(5)	—	—	—
Accounts payable and accrued liabilities	—	—	1	—	—	2
Other liabilities	6	6	12	59	57	41

	2	2	8	59	57	43

(a)	Obligations and assets associated with acquisitions in 2008 relate to the Company’s acquisition of UAP (2006 – Royster-Clark Ltd.)
(b)	During 2007, the Company recognized a curtailment gain of $10-million from its U.S. defined benefit pension plan.
The estimated aggregate expected contribution to fund the Company’s defined benefit plans for 2009 is $3-million.

	Defined benefit	Post-retirement
Expected benefit payments	pension plans	benefit plans	Total

2009	8	2	10
2010	15	2	17
2011	9	2	11
2012	10	2	12
2013	10	2	12
2014 through 2018	56	17	73

114	Agrium / 2008 Annual Report

Actuarial calculations of expense	2008	2007	2006

Defined benefit pension plans
Service cost for benefits earned during the year	4	8	7
Interest cost on accrued benefit obligations	12	12	10
Expected return on plan assets	(12)	(10)	(9)
Net amortization and deferral	1	2	3
Curtailment gain	—	(10)	—

Net expense	5	2	11

Post-retirement benefit plans
Service cost for benefits earned during the year	3	5	3
Interest cost on accrued benefit obligations	5	6	3
Net amortization and deferral	1	1	—

Net expense	9	12	6

Defined contribution pension plans	29	18	14

Total expense	43	32	31

Actuarial assumptions		Future benefits obligation			Future benefits expense
(percent)	2008	2007	2006	2008	2007	2006

Defined benefit pension plans
Discount rate	6	6	5	6	5	5
Long-term rate of return on assets	n/a	n/a	n/a	7	7	7
Rate of increase in compensation levels	3	4	4	4	4	4
Post-retirement benefit plans
Discount rate	6	5	5	6	5	5

Assumed and ultimate health care cost trend rates	2008	2007	2006

Health care cost trend rate assumed for the next fiscal year	8	8	9
Ultimate health care cost trend rate	5	5	5
Fiscal year the rate reaches the ultimate trend rate	2017	2014	2014

The discount rate assumed is the rate at which the pension and post-retirement obligations could effectively be settled. The rate is based on high-quality (minimum rating of AA or greater) fixed income investments with cash flows that match the timing and amount of the plans’ expected cash flows.
The Company’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.

	One percentage	One percentage
Effect on assumed health care cost trend rate	point increase	point decrease

Effect on accumulated post-retirement benefit obligation as of December 31, 2008	12	(9)
Effect on total of service and interest cost	2	(1)

Asset allocation and investment strategy
The investment objective of the Company is to maximize long-term return on plan assets through using a mix of equities and fixed income investments while managing an appropriate level of risk. The equity investments are diversified across Canadian and foreign securities. It is the

2008 Annual Report / Agrium	115
Company’s policy not to invest in commodities, precious metals, mineral rights, bullion or collectibles. Equity securities held by the plans do not include any of the Company’s common shares. Derivative instruments may be used to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure, and reduce risk. Derivative instruments may not be used to create exposures to securities which would not otherwise be permitted under the Company’s investment policy.
Defined benefit pension plan asset allocation at December 31, 2008 and 2007, and target allocation for 2009 are as follows:

Defined benefit plans – asset allocation	Target allocation		Plan assets
Asset categories (percent)	2009	2008	2007

Equity securities	50 – 74	61	65
Debt securities	26 – 50	37	30
Cash and other	0 – 10	2	5

The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans was December 31, 2007. The next required valuation date for funding purposes is December 31, 2010.
For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes was January 1, 2008 and the next required valuation is January 1, 2009.
21. Asset Retirement Obligations
The Company’s asset retirement obligations relate to nitrogen, phosphate and potash production facilities, marketing and distribution facilities, and phosphate and potash mine assets. These obligations generally relate to dismantlement and site restoration.

	2008	2007

Balance, beginning of year	84	71
Accretion, included in other (income) expenses	5	5
Additions	12	—
Settlements	(2)	(1)
Foreign exchange translation	(13)	9

Balance, end of year	86	84

The Company estimates that the undiscounted, inflation-adjusted cash flow required to settle asset retirement obligations is approximately $651-million (2007 – $640-million) that will be settled between 2009 and 2136. Discount rates ranging from seven and one-half percent to eight percent were used to determine the asset retirement obligations.
22. Stock-based Compensation

Plan	Eligibility	Granted	Vesting period	Term	Settlement

Stock Options and Tandem Stock Appreciation Rights (“TSAR”)	Officers and employees	Annually	25% per year over four years	10 years	Cash or shares

Stock Appreciation Rights (“SAR”)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSU”)	Executive officers and other eligible employees	Annually	On the third anniversary of the grant date	n/a	Cash

Director’s Deferred Share Units (“DSU”)	Directors	At the discretion of the Board of Directors	Fully vested upon grant	n/a	In cash on director’s departure from the Board

116	Agrium / 2008 Annual Report
Stock Options and Tandem Stock Appreciation Rights Plan
The stock option plan permits the attachment of SAR to all grants of options. Option holders who are granted TSAR have the right to surrender vested options as cash or shares. The election to settle a TSAR in cash entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of the Company’s shares on the New York Stock Exchange (“NYSE”) on the date of exercise over the exercise price of the TSAR. The Company expects the majority of option holders will elect to exercise their options as a SAR, surrender their options and therefore receive settlement in cash.
The Board may accelerate vesting under the plan on the retirement, termination, death or disability of an optionee or on a change in ownership or control of the Company.
Stock option activity
(number of options in thousands; weighted average price in U.S. dollars)

		2008		2007		2006
Options and TSAR	Options	Price	Options	Price	Options	Price

Outstanding, beginning of year	3,041	23.93	3,860	16.18	5,671	14.80
Granted	297	74.88	493	42.96	565	24.73
Exercised	(432)	16.05	(1,312)	16.59	(2,376)	15.17

Outstanding, end of year	2,906	25.95	3,041	23.93	3,860	16.18

Exercisable, end of year	1,920	16.59	1,878	17.64	2,414	14.32
Maximum available for future grants, end of year	4,395		4,639		4,610
Cash received from equity settled awards		4		15		33
Tax benefit from equity settled awards		1		3		1

Options outstanding
(number of options in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2008		Options Outstanding		Options Exercisable
		Remaining
		contractual	Exercise
Range of Exercise Prices	Options	life	price	Options	Exercise price

Less than 9.69	50	1	9.57	50	9.57
9.69 to 12.88	702	3	12.18	702	12.18
12.89 to 15.71	745	5	14.69	656	14.55
15.72 to 24.87	647	6	22.80	395	21.82
24.88 to 51.14	467	8	39.88	117	39.88
51.15 to 112.45	295	9	74.88	—	—

	2,906	6	25.95	1,920	16.59

Stock Appreciation Rights Plan
SAR entitle an employee to receive a cash payment equal to the excess of the highest price of the Company’s shares on the NYSE on the date of exercise over the exercise price of the right.

2008 Annual Report / Agrium	117
SAR outstanding
(number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2008			SAR Outstanding		SAR Exercisable
		Remaining
Range of Exercise Prices	Units	contractual	Exercise price	Units	Exercise price
		life

Less than 22.79	51	5	15.35	51	15.35
22.79 to 29.95	110	7	24.52	55	24.52
29.96 to 39.73	128	8	39.59	32	39.59
39.74 to 84.51	78	9	74.07	—	—

	367	8	39.06	138	24.64

Performance Share Unit Plan
PSU vest based upon the relative ranking of the Company’s average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. The number of units that vest ranges between none of the original PSU granted, up to 150 percent of the original PSU granted, depending on the Company’s relative performance ranking.
The value of each PSU granted is based on the average common share price of the Company as traded on the NYSE during the last five closing days of the three year cycle. When cash dividends are paid on the common shares of the Company, additional PSU of equivalent value are credited to the designated employee’s account.
Director’s Deferred Share Unit Plans
The Company has two DSU Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSU. The number of DSU issued is calculated by dividing the director’s fees by the fair market value of the Company’s common shares on the date that the fees become payable.
Under the second plan, the Company has a DSU Plan for directors permitting grants at the discretion of the Board. Under this plan, a specified number of DSU may be granted to each director upon the approval of the Board.

Compensation (recovery) expense by plan	2008	2007	2006

Stock options and TSAR	(11)	40	10
SAR	(7)	10	1
PSU	(4)	56	16
DSU	(3)	7	3

	(25)	113	30

At December 31, 2008, there was $5-million of unrecognized compensation expense for unvested awards. During 2008, cash of $51-million was used to settle the Company’s liability for awards exercised.

118	Agrium / 2008 Annual Report
23. Commitments

	2009	2010	2011	2012	2013

Cost of product
Operating lease commitments	151	37	28	23	16
Natural gas and other	508	75	81	59	32
Power, sulfuric acid and other	88	50	32	30	32
Other
Long-term debt and capital lease repayments(a)	91	91	207	81	537

	838	253	348	193	617

(a)	Payments include interest.
Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout the Company’s operations. Commitments represent minimum payments under each agreement in each of the next five years. In 2008, expenses for operating leases were $158-million (2007– $46-million; 2006 – $57-million).
The Company’s minimum commitments for North American natural gas purchases which are floating-rate contracts are calculated using the prevailing New York Mercantile Exchange (“NYMEX”) forward prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2008.
Agrium has a power co-generation agreement for its Carseland facility that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatt-hours of power per hour (“MW/hr”) until 2011 and 20 MW/hr for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
Profertil has three fixed-price gas contracts denominated in U.S. dollars, expiring in 2011, 2012 and 2017. These three contracts account for approximately 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.
24. Guarantees
The Company has guaranteed rail car leases of a third party. The lease agreements expire in 2025. Maximum potential future undiscounted payments for guarantees issued by the Company were approximately $90-million as at December 31, 2008. Should the Company be required to act under such agreements, it is expected that no material loss would result after consideration of possible recoveries under recourse provisions.

2008 Annual Report / Agrium	119
25. Contingencies
Environmental remediation
The Company expects contingent environmental liabilities to arise out of existing and former operations. Such liabilities are different from asset retirement obligations and accrued environmental remediation liabilities because the liabilities are not determinable, the conditions which may give rise to the expenditures are uncertain, and the future expectations of the applicable regulatory authorities are not known. Potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.
Litigation
During 2008, six separate class action complaints were filed against the Company and a number of unrelated defendants. The complaints generally allege that the defendants engaged in anti-competitive activity respecting their potash business. The plaintiffs seek injunctive relief and to recover unspecified amounts of damages. The Company believes that the allegations are without merit. At February 25, 2009, the potential exposure of these lawsuits is indeterminable.
From time to time the Company becomes involved in legal or administrative proceedings in the normal conduct of its business. Amounts involved in such matters are not reasonably estimable due to uncertainty as to the final outcome. The Company’s assessment of the likely outcome of these matters is based on its judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. The Company does not believe these matters in aggregate will have a material adverse effect on its consolidated financial position or results of operations.
Other
The Company is contractually obligated to reimburse a third party for its pro-rata share of any operating expenses or other liabilities incurred pursuant to a marketing arrangement. There were no such operating losses or other liabilities in 2008, 2007 or 2006.
The Company was contingently liable at December 31, 2008 for a maximum of $145-million (December 31, 2007 – $79-million) to repurchase certain assets from some of the Company’s rural marketing agents upon expiry of the agency agreement or resignation of the agent.

120	Agrium / 2008 Annual Report
26. Financial Instruments
Risk management
In the normal course of business, the Company’s financial position, results of operation and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company’s business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings. Risks managed by the company include:

Item	Affected by	Risk management policies

Sales	Product prices, Foreign currency exchange rates: USD vs. CAD, ARS (Argentine peso), Euro, GBP	Foreign currency forward and option contracts

Cost of product – natural gas and power	Price of natural gas and power	Natural gas forward, swap and option contracts and heat rate swap contracts

Cost of product – product purchased for resale	Price of nutrients purchased for resale	Nutrient swaps and product purchase commitments

Selling, general and administrative, and other	Currency exchange rates: USD vs. CAD, ARS,	Foreign currency forward and option contracts
expenses denominated in local currencies	Euro, GBP

Capital expenditures	Currency exchange rates: USD vs. CAD, ARS, Euro	Foreign currency forward and option contracts

Interest expense	USD and Euro interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments
Market risk – currency risk	USD balances in Canadian and European subsidiaries; Foreign currencies held in USD denominated subsidiaries	Foreign currency forward and option contracts to manage risk for up to three years

Market risk – natural gas, power and nutrient price risk	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts and heat rate swap contracts to manage power price risk for up to five years

Market risk – interest rate risk	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies

Liquidity risk	Fluctuations in cash flows	Preparation and monitoring of detailed forecasts of cash flows; maintenance of cash balances and uncommitted, multiple year credit facilities

Sensitivity analysis to risk is provided where the effect on net earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at December 31, 2008 to financial instruments outstanding on that date while assuming all other variables remain constant.

2008 Annual Report / Agrium	121
Market risk
a) Currency risk
U.S. dollar denominated transactions in our Canadian operations generates foreign exchange gains and losses which are recognized in net earnings. The U.S. dollar denominated balance in Canadian operations is $1.4-billion. A strengthening of $0.01 in the U.S. dollar against the Canadian dollar would have increased net earnings by $10-million.

Foreign exchange derivative			2008			2007
financial instruments outstanding	Notional		Fair value	Notional		Fair value
	(millions, buy	Maturities	assets	(millions, buy	Maturities	assets
Sell/Buy	currency)		(liabilities)	currency)		(liabilities)

CAD/EUR forwards(a)	—	—	—	EUR 1	2008	—
USD/EUR forwards(b)	EUR 15	2009	—	EUR 476	2010	47
EUR/USD forwards(c)	USD 33	2009	—	—	—	—
GBP/USD forwards(d)	USD 5	2009	—	—	—	—
USD/CAD put options purchased(e)	CAD 195	2009	2	—	—	—
USD/CAD call options sold(f)	CAD 206	2009	(20)	—	—	—

			(18)			47

Contract Rates:

(a)	2008: n/a; 2007: 0.6871 to 0.6776

(b)	2008: 0.6843 to 0.7446; 2007: 0.7412 to 0.7283

(c)	2008: 1.2590 to 1.4279; 2007: n/a

(d)	2008: 1.4657 to 1.5324; 2007: n/a

(e)	2008: 1.0413 to 1.0700; 2007: n/a

(f)	2008: 1.0900 to 1.1420; 2007: n/a
A foreign currency translation adjustment is recognized in other comprehensive income upon translation of our Canadian and European operations to U.S. dollars. A strengthening of $0.01 of the Canadian dollar against the U.S. dollar would have an impact of less than
$1-million on comprehensive income. A $0.01 weakening of the Canadian dollar would have an equal but opposite impact. A strengthening of $0.01 of the Euro against the U.S. dollar would have decreased comprehensive income by $1-million. A $0.01 weakening of the Euro would have an equal but opposite impact.

		2008		2007
Balances in non-U.S. dollar subsidiaries (in U.S. dollar equivalent)	Canadian dollars	Euro	Canadian dollars	Euro

Cash and cash equivalents	211	2	740	—
Accounts receivable	115	69	241	—
Bank indebtedness	—	(62)	—	—
Accounts payable and accrued liabilities	(338)	(87)	(493)	—

	(12)	(78)	488	—

b) Commodity price risk
The Company manages the risk of changes in natural gas, power and nutrient prices using derivatives. Total change in fair value of non-qualifying derivative financial instruments during 2008 was a loss of $68-million (2007 – $20-million) which is reported in other (income) expenses, of which $8-million (2007 – $13-million) has been realized.
For natural gas derivative financial instruments outstanding at December 31, 2008, an increase of $0.10 per MMBtu would have increased net earnings by $3-million. A $0.10 decrease per MMBtu would have an equal but opposite impact.

122	Agrium / 2008 Annual Report

Natural gas, power and nutrient			2008			2007
derivative financial instruments			Fair value assets			Fair value assets
Outstanding	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas (BCF)
NYMEX contracts
Swaps(a)	33	2009 to 2013	(61)	41	2008 to 2011	(8)
Collars (swap with options)(b)	25	2009 to 2012	13	5	2008 to 2009	—
Call spreads(c)	4	2009	2	9	2008 to 2009	11
El Paso swaps(d)	2	2009	(2)	—	—	—
AECO contracts
Swaps(e)	1	2009	(1)	7	2008	1
Options(f)	13	2009	(9)	—	—	—

	78		(58)	62		4

Power – Swaps(g) (GWh)	666	2009 to 2012	6	141	2008	4
Nutrient – Urea swaps(h) (short tons)	18,000	2009	(2)	—	—	—

			(54)			8

Contract Rates:

(a)	2008: 6.96 to 9.70; 2007: 7.32 to 9.48

(b)	Swap – 2008: 8.08 to 8.60; 2007: 8.40 to 9.40. Put strike – 2008: 8.08 to 8.60; 2007: 8.40 to 9.40. Call strike – 2008: 9.95 to 18.25; 2007: 9.95 to 10.90

(c)	Lower floor strike price – 2008: 5.41 to 5.51; 2007: 5.41 to 5.82. Upper floor strike price – 2008: 7.05 to 7.31; 2007: 7.05 to 7.92.

(d)	2008: 5.58 to 5.73; 2007: n/a

(e)	2008: 6.08 to 6.10; 2007: 6.07 to 6.65

(f)	Call option strike – 2008: 7.05 to 8.30; 2007: n/a

(g)	2008: 74.40 to 77.75; 2007: 47.35 to 61.41

(h)	2008: 340.00 to 350.00; 2007: n/a
c) Interest rate risk
The Company’s exposure to floating interest rate risk is generally limited to bank indebtedness and certain cash and cash equivalents, whereas exposure to fixed interest rate risk is generally limited to the Company’s long-term debt.
The Company’s cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. The Company manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments.

2008 Annual Report / Agrium	123
Credit risk
Geographic and industry diversity mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Argentina and Chile. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American professional turf application market. There were no significant uncollectible trade receivable balances at December 31, 2008.
The Company manages counterparty credit risk with policies requiring that counterparties to short-term investments and derivative contracts have an investment grade or higher credit rating. At December 31, 2008, all counterparties to derivative contracts have maintained an investment grade or higher credit rating. The Company may be exposed to certain losses in the event that counterparties to derivative contracts are unable to meet their contractual obligations. The Company enters into master netting arrangements that mitigate its exposure to counterparty credit risk. The Company anticipates that all counterparties will meet their obligations under derivative contracts. Policies also limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty.

Maximum credit exposure based on derivative contracts in an asset position	2008	2007

Foreign exchange contracts	—	47
Natural gas, power and nutrient contracts	21	21

	21	68

Liquidity risk
The Company’s bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less.
Fair values
Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, the Company estimates fair value using valuation techniques such as option pricing models and discounted cash flow analysis, making maximum use of market-based inputs including gas and power prices, interest rates, and foreign exchange rates, and makes assumptions about the amount and timing of estimated future cash flows. Fair value estimates are made at a point in time and may not be reflective of future fair values.
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates carrying value.
The fair value of derivative financial instruments is recorded as the estimated amount that the Company would receive or pay to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.
The fair value of long-term debt at December 31, 2008 was $1,578-million (December 31, 2007 – $854-million). The carrying value of long-term debt at December 31, 2008 was $1,634-million (December 31, 2007 – $804-million). The weighted-average effective interest rate on long-term debt at December 31, 2008 was 6 percent (December 31, 2007 – 8 percent). The fair value of long-term debt is determined using valuation techniques based on quoted prices for similar instruments.

124	Agrium / 2008 Annual Report
The fair values of the Company’s derivative financial instruments correspond to their carrying values.

Fair value of derivative financial instruments	2008	2007

Foreign exchange derivative contracts
Accounts receivable	—	28
Other assets	—	19
Accounts payable and accrued liabilities	(18)	—

	(18)	47

Interest rate derivative contracts
Accounts payable and accrued liabilities	—	(4)
Other liabilities	—	(26)

	—	(30)

Natural gas, power and nutrient derivative contracts
Accounts receivable	5	12
Other assets	16	9
Accounts payable and accrued liabilities	(64)	(10)
Other liabilities	(11)	(3)

	(54)	8

27. Capital Management
The Company’s primary objectives when managing capital are to provide for (a) an appropriate rate of return to shareholders in relation to the risks underlying the Company’s assets, and (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives.
The Company manages capital by monitoring the ratios outlined in the table below. Net debt includes bank indebtedness and long-term debt including the current portion, net of cash. Equity includes shareholders’ equity. EBITDA is net earnings before interest expense, income taxes, depreciation, amortization and asset impairment. Interest includes interest on long-term debt plus other interest. The measures of debt, equity and EBITDA described above are non-GAAP financial measures which do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers.

	2008	2007	2006

Net debt to net debt plus equity (%)	31	(22)	39
EBITDA interest coverage (multiple)	22.1	12.7	6.0

Subject to future market conditions, the Company may file prospectus supplements to issue up to $1,125-million of debt and equity securities under its shelf prospectus until September 2009.
The Company’s revolving credit facilities require the Company maintain a specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. The Company was in compliance with all covenants at December 31, 2008.
Normal course issuer bid
The Company filed a normal course issuer bid under which it may purchase for cancellation up to 5 percent of its currently issued and outstanding common shares. The actual number of shares purchased will be at the Company’s discretion and will depend on market conditions, share prices, the Company’s cash position and other factors. The normal course issuer bid commenced October 6, 2008 and expires October 5, 2009. During 2008, 1.2 million shares were purchased at an average price per share of $29.03.

2008 Annual Report / Agrium	125
28. Segmentation

	2008	2007	2006

Net sales
Retail
Crop nutrients	2,718	1,453	1,065
Crop protection products	2,115	619	591
Seed, services and other	683	394	319

	5,516	2,466	1,975

Wholesale
Nitrogen	1,815	1,535	1,280
Potash	816	305	213
Phosphate	847	466	298
Product purchased for resale	971	339	382
Other	237	200	96

	4,686	2,845	2,269

Advanced Technologies	352	249	101
Other	(523)	(290)	(152)

	10,031	5,270	4,193

Net earnings before income taxes
Retail	480	177	95
Wholesale	1,478	667	91
Advanced Technologies	33	13	(1)
Other	25	(142)	(113)

	2,016	715	72
Interest on long-term debt	82	52	47
Other interest	23	18	16

	1,911	645	9

Total assets
Retail	6,951	1,850	1,104
Wholesale	8,851	4,298	2,911
Advanced Technologies	340	372	277
Other	(6,324)	(688)	(1,027)

	9,818	5,832	3,265

126	Agrium / 2008 Annual Report
The Other segment is a non-operating segment for inter-segment eliminations and corporate functions. Net sales between segments are accounted for at prices that approximate fair market value.

			2008			2007			2006
	Net Sales	PP&E	Goodwill	Net Sales	PP&E	Goodwill	Net Sales	PP&E	Goodwill

Canada	1,704	682	17	1,033	824	17	652	706	17
United States	7,296	535	1,762	3,659	381	161	2,954	400	157
Argentina	477	230	—	373	221	—	251	226	—
Europe	480	4	4	—	—	—	—	—	—
Egypt	—	585	—	—	346	—	—	—	—
Other	74	—	—	205	—	—	336	—	—

	10,031	2,036	1,783	5,270	1,772	178	4,193	1,332	174

29. Joint Ventures
The consolidated statements of operations, statements of cash flows and balance sheets include on a proportionate basis the Company’s 50 percent interest in Profertil S.A., Alida Limited Company, Florala, LLC and Agro Baltic Gmbh joint ventures.
A summary of the Company’s interest in the joint ventures at December 31 is as follows:

Statements of operations	2008	2007	2006

Net sales	408	261	183
Expenses	322	173	85
Income taxes	27	32	36

Proportionate share of net earnings of the joint ventures	59	56	62

Statements of cash flows	2008	2007	2006

Operating activities	61	51	60
Investing activities	(13)	(5)	(6)
Financing activities	(28)	(47)	(67)

Proportionate share of increase (decrease) in cash and cash equivalents of joint ventures	20	(1)	(13)

Balance sheets	2008	2007

Current assets	138	82
Long-term assets	213	210

	351	292

Current liabilities	104	59
Long-term liabilities	9	4

	113	63

Proportionate share of net assets of the joint ventures	238	229

Consolidated retained earnings include cumulative earnings from the Company’s interest in joint ventures of $76-million for the year ended December 31, 2008 (2007 – $56-million).
Commitments and contingencies presented in note 23 and 25 include the Company’s proportionate share of commitments and contingencies of the joint ventures.